SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No.) *

EndoChoice Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29272U103

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

(Page 1 of 10 Pages)

_____

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Envest III, LLC		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒	
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0	
	6.	SHARED VOTING POWER 1,771,059 (1)	
	7.	SOLE DISPOSITIVE POWER 0	
	8.	SHARED DISPOSITIVE POWER 1,771,059 (1)	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,771,059 (1)		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐	
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%		
12.	TYPE OF REPORTING PERSON* PN		

_____

(1) Envest Management III, LLC is the manager of Envest III, LLC and exercises voting and investment discretion with respect to all shares held by Envest III, LLC.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Envest Management III, LLC		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒	
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0	
	6.	SHARED VOTING POWER 1,771,059 (1)	
	7.	SOLE DISPOSITIVE POWER 0	
	8.	SHARED DISPOSITIVE POWER 1,771,059 (1)	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,771,059 (1)		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐	
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1%		
12.	TYPE OF REPORTING PERSON* PN		

_____

(1) Envest Management III LLC is the manager of Envest III, LLC and exercises voting and investment discretion with respect to all shares held by Envest III LLC.

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David L Kaufman		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒	
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 8,625 (1)	
	6.	SHARED VOTING POWER 0	
	7.	SOLE DISPOSITIVE POWER 8,625 (1)	
	8.	SHARED DISPOSITIVE POWER 0	
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,625 (1)		
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐	
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.03%		
12.	TYPE OF REPORTING PERSON* IN		

_____

(1) Represents 5,625 shares of restricted common stock vesting on August 14, 2016 and 3,000 shares held by the Estate of Charles Kaufman. Mr. David Kaufman serves as the executor of such estate. Envest Management III, LLC exercises voting and investment discretion with respect to all shares held by Envest III LLC. Mr. Kaufman serves as a manager of Envest Management III, LLC.

Item 1(a).	Name of Issuer:
	EndoChoice Holdings, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:
	11810 Wills Road, Alpharetta, Georgia 30009

Item 2(a).	Name of Person Filing:
	Envest III, LLC; Envest Management III, LLC; David L. Kaufman

Item 2(b).	Address of Principal Business Office, or if None, Residence:
	Envest III, LLC; Envest Management III, LLC; David L. Kaufman, 2101 Parks Avenue, Suite 401, Virginia Beach, VA 23451

Item 2(c).	Citizenship:
	Envest III, LLC – Virginia limited liability company Envest Management III, LLC – Virginia limited liability company David Kaufman – United States citizen

Item 2(d).	Title of Class of Securities:
	Common Stock

Item 2(e).	CUSIP Number:
	29272U103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐ Investment company registered under Section 8 of the Investment Company Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)   ☐   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)   ☐   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)   ☐   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)   ☐   A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)   ☐   Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned**:

Envest III, LLC – 1,771,059 shares
Envest Management III, LLC – 1,771,059 shares
David L. Kaufman – 8,625 shares

(b)   Percent of class**:

Envest III, LLC – 7.1%
Envest Management III, LLC – 7.1%
David L. Kaufman – 0.03%

(c)   Number of shares as to which such person has**:

(i) Sole power to vote or to direct the vote: David L. Kaufman – 8,625 shares

(ii) Shared power to vote or to direct the vote: Envest III, LLC – 1,771,059 shares
Envest Management III, LLC – 1,771,059 shares

(iii) Sole power to dispose or to direct the disposition of:	David L. Kaufman – 8,625 shares
(iv) Shared power to vote or to direct the vote:	Envest III, LLC – 1,771,059 shares Envest Management III, LLC – 1,771,059 shares

**See footnotes on cover pages which are incorporated by reference herein.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8. Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B

Item 9. Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10. Certifications.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENVEST III, LLC
By: Envest Management III, LLC, Manager

By: /s/ David L. Kaufman
    David L. Kaufman, Manager

ENVEST MANAGEMENT III, LLC

By: /s/ David L. Kaufman
    David L. Kaufman, Manager

DAVID L. KAUFMAN

By: /s/ David L. Kaufman
    David L. Kaufman

Date: February 12, 2016

Exhibit List

Exhibit A. Joint Filing Agreement.

Exhibit B. Item 8 Statement.

Exhibit A

Joint Filing Agreement

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the Common Stock of EndoChoice Holdings, Inc. shall be filed on behalf of the undersigned.

ENVEST III, LLC
By: Envest Management III, LLC, Manager

By: /s/ David L. Kaufman
    David L. Kaufman, Manager

ENVEST MANAGEMENT III, LLC

By: /s/ David L. Kaufman
    David L. Kaufman, Manager

DAVID L. KAUFMAN

By: /s/ David L. Kaufman
    David L. Kaufman

Date: February 12, 2016

Exhibit B

Due to the relationships between them, the reporting persons hereunder may be deemed to constitute a "group" with one another for purposes of Section 13(d) of the Securities Exchange Act of 1934. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(d) of the Exchange Act or for any other purpose.